DynaResource, Inc.

222 W. Las Colinas Blvd.

Suite 744 East Tower

Irving, Texas 75039

(972) 868-9066

Ms. Tia L. Jenkins January 26, 2016

/s/ Craig Arakawa

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

RE:      DynaResource, Inc.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed May 6, 2015

File No. 000-30371

Dear Ms. Jenkins:

We received your letter dated December 15, 2015 with comments to the referenced Annual Report on Form 10-K for DynaResource, Inc. (the “Company”), File No. 000-30371. We have restated the Commission’s comments below and have included our responses to each comment.

Form 10-K for the Fiscal Year Ended December 31, 2014

Controls and Procedures, page 65

1. We note your response to prior comment 9 and it appears that your original conclusion on the effectiveness of the Company’s disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”) as of December 31, 2014 was based on your conclusion that the prior period revisions, when taken as a whole, did not result in a material effect on the financial statements of the Company. Please further explain to us the basis for your conclusion that your DC&P and ICFR were effective as of December 31, 2014 and cite the applicable guidance that supports your assertion that your conclusion on the overall materiality of the financial statement revisions would impact your effectiveness conclusions. Also tell us how you considered the number and significance of the prior period financial statement revisions, and the fact that they were identified by your newly retained auditor when arriving at your effectiveness conclusions. In this regard, please note that a material weakness as defined in Rule 1-02 (a) of Regulation S-X, is not limited to the existence of a material financial statement misstatement but rather considers whether there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Response:

We believe that the Company’s disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”) as of December 31, 2014 were effective.

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On March 9, 2015, the Company retained the public audit accounting firm of MaloneBailey, LLP, located in Houston, Texas (“MB”). While retaining MB, the Company elected to audit the financial statements for fiscal years 2013 and 2014.

There were 4 adjustments proposed by MB relating to the financial statements, which merit mention. Three of these adjustments related to fiscal year 2012 and years prior; and one adjustment related to fiscal year 2013. No adjustments were proposed for fiscal year 2014.

Of the three adjustments related to fiscal year 2012 and years prior, one related to a write down of an affiliate, which had been carried in other comprehensive income (equity section) according to the recommendation made by the Company’s former public auditing firm. MB recommended a write down of the affiliate in the amount of $735,760, and the Company did not object, as it did not affect any loss of assets. Of the other two adjustments for fiscal year 2012 and years prior, one was to record a write off of balances deemed uncollectible ($223,006, or 3.5% of total assets), and one was to record stock compensation expense (equity section), having no effect on total assets.

The one adjustment related to fiscal year 2013 was for $197,771 and was also accounted for as an equity entry with no effect on total assets.

The number and significance of the prior period financial statement revisions, and the nature of the revisions, were considered when arriving at our effectiveness conclusions. The Company considered that only one adjustment for fiscal year 2012 and years prior had an impact on assets – as noted, 3.5% of total assets. The Company also considered the fact that the remaining adjustments – including that for fiscal year 2013 – impacted only the equity accounts.

Additionally, the fact that the prior period financial statement revisions were proposed by MB, our newly retained auditor, was considered when arriving at our effectiveness conclusions. Of note, the adjustment having the largest dollar impact (the write down of affiliate, $735,760) was a difference of opinion between the former and current auditing firms. Such a difference of opinion is not reflective of a material weakness in DC&P, nor is such a difference of opinion reflective of a material weakness in ICFR.

Also, no adjustments have been proposed by MB through the Company’s September 30, 2015 Form 10-Q. In our view, this lack of further adjustments lends support to the Company’s conclusions regarding the effectiveness of the Company’s DC&P and ICFR. We believe that we have effectively ensured that the Company has no material weaknesses and we do that by designing our policies to prevent or detect any material misstatement of the annual or interim financial statements on a timely basis.

As we analyzed the overall materiality of the proposed adjustments, we reviewed our DC&P, our ICFR, as well as our critical accounting policies. Some of the guidance that we used to draw our conclusions in this process are the following: Internal Control Over Financial Reporting—Guidance for Smaller Public Companies (2006) and Internal Control—Integrated Framework (2013), Illustrative Tools for Assessing Effectiveness of a System on Internal Controls and Internal Control over Financial Reporting (ICEFR) as well as Regulation S-X. Through the use of this guidance, we identify risks of misstatement as well as the control of assets and susceptibility to fraud, in determining our policies related to same.

None of the above adjustments were related to the loss of assets or fraud. Also, as noted, no material adjustment to assets was recorded via the above adjustments.

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We note further that all non-cash transactions are individually analyzed by review of the underlying legal documents and other supporting documentation. This review is undertaken by the CFO and CEO. In addition, a log of all potential adjusting entries is maintained by the CFO to ensure all balance sheet and profit and loss items are effectively addressed. In addition, the CFO attends outside continuing education related to topics that the Company is involved in (GAAP, financial reporting, SEC reporting, industry guidance and others) and has continual communication with the outside auditor to address any changes in accounting guidance occurring during the year, and to address any new transactions.

For all of the reasons noted above, it is our conclusion, and the Company respectfully submits, that no material weaknesses were revealed through the adjustments proposed by the newly retained auditor (MB) and that our DC&P and ICFR were effective as of December 31, 2014, and are effective throughout 2015.

Changes in Internal controls over Financial Reporting, page 65

2. We note your response to prior comment 11. To the extent you now believe that the existence of material weaknesses led to the errors identified in prior period financial statements, please tell us and revise your disclosure to discuss whether the Company has made any changes, or plans to make future changes, to address these significant deficiencies and/or material weaknesses.

Response:

Please refer in part to the response to the comment immediately above. We do not believe that any material weaknesses led to the adjustments proposed by the newly retained auditor, nor do we believe that there are any material weaknesses in our DC&P and ICFR. We will continue to monitor our controls to ensure that the Company is in compliance with all GAAP, SEC reporting, and any other guidance, as well as ensuring the control of assets.

The Company acknowledges that:

  The company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please let me know if you have further questions, or if you require further clarification on our responses provided. And, thank you for your professional attention.

Respectfully,

/s/ K.W. (“K.D.”) Diepholz

Chairman / CEO

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